5/13

04030167

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jamaica Properties Limited

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2062 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw
DAT : 5/18/04

82-5062

Jannock Properties Limited 2003

2003 ANNUAL REPORT

AR/S
12-31-03

CONTENTS

MESSAGE TO OUR SHAREHOLDERS

The major event to occur in the last twelve months has been the rejection, by the Ontario Municipal Board (OMB), of our appeal on the zoning of the Britannia site. As a result of this ruling, we are assessing the market value of the property as an industrial site in order to find the best way of realizing value for our shareholders.

The rejection of our appeal by the OMB overshadowed the achievements we have made over the last year in selling our assets and distributing surplus cash to our shareholders.

Real Estate

In 2003, we sold five blocks of land for $12 million, which generated cash of $6 million with another $6 million of vendor mortgages to be received by the end of 2005. We also collected $5 million cash from outstanding mortgages receivable, which included the amount that was in default at the end of 2002.

So where did the cash go?

We spent $2 million on land development that includes amounts relating to our appeal to the OMB on the zoning of the Britannia site. We repaid bank loans of $2 million that were outstanding at the end of 2002 and we spent $1 million on administrative expenses. Finally, we distributed $4 million of the remainder to our shareholders.

Since we commenced operations in 2000, we have distributed a total of $12 million to our shareholders, which is equivalent to $0.35 per share. The timing of future distributions will largely depend upon the decisions we make regarding the future of the Britannia site.

In April 2004, we sold a 48 acre block of land at our Milton site for $3 million, which includes a vendor mortgage of $2.5 million due in 2007.

Currently, we are holding mortgages receivable amounting to $9 million, which will be received over the next three years.

Apart from the Britannia site, the remaining unsold land currently consists of 25 acres of industrial land in Burlington and 301 acres of rural land in Milton.

Jancor Companies, Inc. (Jancor)

In 2003, Jancor maintained its profitability and continued to reduce its debt. This should mean that Jancor will produce some value for us in the future.

However, in 2004, earnings at Jancor are expected to decrease due to the loss of a major customer and an expected increase in raw material costs. Consequently, we believe it is unlikely that the majority owners will seek a buyer until the business has been able to restore its profitability to the levels of recent years. During that time, however, Jancor is expected to generate cash and to continue to reduce its debt.

It, therefore, remains impossible to predict either the timing or the amount of proceeds, if any, that we may receive from Jancor in the future.

Corporate Items

Recognizing the limited amount of land still to be sold, we decided in mid-2003 to reduce our ongoing expenses by concluding the employment agreements of our President and by reducing the fees paid to our directors. The effectiveness of these and other measures can be seen in our administrative expenses that were 44% lower in the second half of 2003 than for the same period a year earlier.

We continue to work towards a well-managed sale of our assets and distribution of the proceeds.

IAN C. B. CURRIE
Chairman and President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

April 22, 2004

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the accompanying financial statements for the year ended December 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Company was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Company, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2003	2002	2001
Land sales	**$11,765**	$ 6,607	$ 5,624
Net income	**381**	647	146
Basic earnings per share	**$ 0.01**	$ 0.02	$ 0.00
Total assets	**24,185**	30,760	33,040
Cash distributions per share	**$ 0.10**	$ 0.15	$ 0.00
Net cash received from operating activities	**6,770**	1,620	3,246

Land sales of $11,765,000 in 2003 included $6,750,000 for an 11-acre parcel of land at the Cooksville site, $3,450,000 for a 73-acre industrial site in Burlington and $1,541,000 for three parcels of industrial land at the King Forest site in Burlington.

In 2002, land sales of $6,607,000 included $390,000 for the Gloucester Drive site and $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site.

Gross profit on land sales in 2003 was $1,891,000 compared with $934,000 in 2002 reflecting the margins realized on different projects. Provisions of $1,575,000 and $1,561,000 were recorded in 2003 and 2002, respectively, to reduce the carrying value of some of the properties and the amounts outstanding on a mortgage receivable that was in default to their net realizable value.

General and administrative expenses in 2003 amounted to $1,235,000 compared with $1,212,000 in 2002. Included in the expenses for 2003 is a provision of $375,000 for termination payments to be made to the former President, Mitchell Fasken, as a result of his employment agreement being concluded at June 30, 2003. In the second half of 2003, general and administrative expenses were 44% lower than in the corresponding period for 2002 reflecting actions that were taken at mid-year to reduce personnel costs and director fees.

Interest and other income was $70,000 in 2003. In 2002, interest and other income of $333,000 included a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites.

Income tax provisions in 2003 were $345,000 and included $68,000 to reflect the retiming of expected sales and the impact of the rollback of decreases in corporate income tax rates in the Province of Ontario. Income tax recoveries of $592,000 in 2002 included adjustments of approximately $642,000 to reflect the tax rates expected to be in effect when the sales of the Britannia and Burlington South sites would be recognized and to account for a one-year delay in the scheduled reductions in corporate income tax rates in the Province of Ontario.

CASH FLOWS

Cash provided by operating activities in 2003 amounted to $6,770,000 compared to $1,620,000 in 2002. Cash receipts in 2003 of $10,697,000 included $4,869,000 from the sale of the property that secured an outstanding mortgage receivable that was in default and were $2,754,000 higher than in 2002. Cash expenditures in 2003 of $3,927,000 were $2,396,000 less than in 2002 mainly due to lower spending related to the Ontario Municipal Board (OMB) hearing on the future of the Britannia site.

Cash outflows for investing purposes of $29,000 in 2003 and $997,000 in 2002 mainly related to a deposit of $1,000,000 that was being held in trust for the conditional sale of the Britannia site.

Cash outflows for financing activities in 2003 consisted of a distribution to shareholders of $3,563,000 and the repayment of bank loans of $2,180,000. In 2002, cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 less proceeds from bank loans of $2,180,000.

BRITANNIA SITE

In February 2004, the Company received a ruling from the OMB, which denied its application to have the 221-acre Britannia Road property in Mississauga zoned for residential, office and institutional uses. Following this ruling, the Company received notice from Mattamy Development Corporation (Mattamy) terminating an agreement for Mattamy to acquire the Britannia Road site for $28 million due to the Company's inability to meet specified zoning conditions. A deposit of $1 million, that was received from Mattamy at the time the agreement was made, will be repaid.

The Company is currently assessing the market value of the property as an industrial site in order to find the best way of realizing value for shareholders.

JANCOR COMPANIES, INC. (JANCOR)

The Company sold its equity interests in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to approximately 25% of any net proceeds after repayment of senior debt if and when the equity holders decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Unaudited 2003 results for Jancor show earnings before interest, taxes, depreciation and amortization (EBITDA) was slightly higher than the US$25 million achieved in the previous two years. In 2004, however, EBITDA at Jancor is expected to decrease due to lower shipments of vinyl windows and an expected increase in raw material costs. Unaudited senior debt obligations at Jancor at the end of 2003 were approximately US$17 million.

These results indicate that Jancor may produce some value for Jannock Properties in the future. The majority owners have indicated that they have no immediate intention of seeking a buyer for Jancor. It is, therefore, not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future capital gains for Jannock Properties is uncertain and, accordingly, the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

OUTLOOK

The Company is moving ahead to liquidate its remaining real estate as quickly as possible.

- A 48 acre block of land in Milton was sold in April 2004 for $3.1 million of which $0.6 million was cash with the balance being a vendor mortgage which is due in 2007.
- As described in the BRITANNIA SITE section, the Company is currently assessing the market value of this property as industrial land in order to find the best way to realize its value.
- The remaining properties consist of some industrial land in Burlington and some rural land in Milton and are being actively marketed by real estate brokers.

It is not possible to predict the amount and timing of revenues that may be generated from sales of any of these properties nor whether down payments will be sufficient for them to be recorded as sales when agreements are completed.

General and administrative expenses are expected to be significantly lower in 2004 than in 2003 owing to the full year effect of the cost reduction actions that were taken in mid-2003.

Depending on earnings, future tax payments will be reduced by an amount equivalent to the future income tax asset carried on the balance sheet. This asset represents the excess of asset tax values over accounting book values and loss carry-forwards at the tax rates expected to be in effect when these differences reverse.

Cash expenditures on properties will be dependent upon the future plans for the Britannia site.

FINANCIAL POSITION

Total assets at December 31, 2003 were $24,185,000 compared with $30,760,000 at December 31, 2002. Cash and cash equivalents increased by $998,000 due to operating cash flows of $6,770,000 less a distribution to shareholders of $3,563,000 and repayment of bank loans of $2,180,000. Land under development decreased by $8,041,000 primarily due to the cost of land sales that was recorded during the year and to reductions in carrying values to net realizable values. Land held for development decreased by $71,000 with spending on the Britannia site being offset by the transfer of a property to land under development. Future income taxes decreased by $498,000 largely due to the impact of sales that occurred during the year.

At December 31, 2003, total vendor take-back mortgage loans that were held by the Company amounted to $6,336,000 (December 31, 2002 – $5,419,000) and consisted of:

a) $6,256,000 (December 31, 2002 – $5,339,000) that was carried as receivables on the balance sheet. The land securing a mortgage receivable that was in default at December 31, 2002 was sold for $4,900,000 cash in 2003.

b) $80,000 (December 31, 2002 – $80,000) that was not carried as a receivable on the Company's balance sheet, relating to a sales agreement where the deposits received to date were less than 15%. The associated costs relating to this transaction were included in land under development.

The current status of the Company's real estate inventory is:

Municipality	Site	Saleable Acres	Current status
Mississauga	Britannia	221	Options being reviewed
Burlington	King Forest	25	Being marketed
Milton	Rural	301	Being marketed

Liabilities at December 31, 2003 were $1,943,000 compared with $5,336,000 at December 31, 2002. The decrease was mainly due to the repayment of bank loans of $2,180,000 and a reduction of $1,066,000 in accounts payable and accrued liabilities. The costs expected to be incurred on land that has been sold decreased by $780,000.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

2003	Q1	Q2	Q3	Q4
Land sales	$ 7	$ -	$5,435	$6,323
Net income/(loss)	(158)	(968)	341	1,166
Basic earnings/(loss) per share	$ (0.00)	$(0.03)	$ 0.01	$ 0.03
Net cash received/(spent) on operating activities	(1,107)	(1,057)	8,152	782

2002	Q1	Q2	Q3	Q4
Land sales	$6,202	$ 390	$ -	$ 15
Net income/(loss)	1,423	312	(210)	(878)
Basic earnings/(loss) per share	$ 0.04	$ 0.01	$ (0.01)	$ (0.02)
Net cash received/(spent) on operating activities	4,834	379	(1,423)	(2,170)

LIQUIDITY AND CAPITAL RESOURCES

Jannock Properties has a revolving credit facility of $10,000,000 that expires in March 2005. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities at various sites and is secured by certain land and an assignment of mortgages receivable. The only current usage of the revolving credit facility is for outstanding letters of credit of $1,181,000. Jannock Properties believes that the credit facility is adequate to finance the Company's operations.

DISTRIBUTIONS

Distributions to shareholders amounted to $3,563,000, equivalent to ten cents per share, in 2003 and $5,345,000, equivalent to fifteen cents per share, in 2002. Cash receipts from future land sales and collection of outstanding mortgages receivable will determine the timing and amount of future distributions.

CAPITAL REORGANIZATION

On May 9, 2002, the Company's capital was reorganized by a Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

During 2003, the Company redeemed 10 of the Class A special shares associated with each of the Class B common shares aggregating 356,319,320 shares at a cost of $3,563,000. In 2002, the Company redeemed 15 of the Class A special shares associated with each of the Class B common shares aggregating 534,478,980 shares at a cost of $5,345,000. The redemption costs have been charged against share capital. There are 150 Class A special shares associated with each Class B common share after these redemptions.

RISKS AND UNCERTAINTIES

The unfavourable decision from the OMB on the Company's application to rezone the Britannia site has materially reduced the market value of this property and consequently the value of the Company.

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners. See discussion in JANCOR COMPANIES, INC. section.

The value and profitability of the Company's real estate operations are affected by many factors including general economic conditions, local real estate markets, favourable zoning and demand for these types of properties within their particular market area. Jannock Properties attempts to minimize these risks by coordinating the development of its sites with the needs of the municipalities, the builders and future homeowners.

Mortgages receivable held by the Company are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in remediating its McFarren and Cooksville sites. At this time, the Company believes that it will be able to address the environmental issues that have been identified at each of its remaining sites. These liabilities are not expected to have a material effect on the financial position of the Company.

ADDITIONAL INFORMATION RELATING TO THE COMPANY

During the year ended December 31, 2003, the Company did not implement any new accounting policies and did not have any transactions with related parties.

At December 31, 2003, the only off-balance sheet transactions were letters of credit of $1,361,000 that were then issued in support of development expenditures, which are accrued or budgeted in the development costs.

The Company filed an Annual Information Form (AIF) for the year ended December 31, 2002, which is available on SEDAR at www.sedar.com. The Company expects to file the AIF for the year ended December 31, 2003 in May 2004.

FINANCIAL RESULTS

MANAGEMENT'S RESPONSIBILITY

The accompanying financial statements are the responsibility of management and have been prepared in accordance with the accounting policies set out in the notes to the financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions that are not yet complete. Management is of the opinion that the financial statements are in accordance with Canadian generally accepted accounting principles.

Management maintains accounting systems and internal controls to provide reasonable assurance that assets are safeguarded and financial records are reliable.

The Audit Committee of the Board consists of all members of the Board of Directors excluding management and reviews accounting issues, internal controls, auditing matters and the annual financial statements with management and the auditors.

PricewaterhouseCoopers LLP have been engaged to examine the financial statements of the Company and to provide an independent opinion. Their report is presented with the financial statements.

B.W. Jamieson

BRIAN W. JAMIESON
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Jannock Properties Limited

We have audited the balance sheets of Jannock Properties Limited as at December 31, 2003 and 2002 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Mississauga, Ontario, February 6, 2004

BALANCE SHEETS

As at December 31, 2003 and 2002
(in thousands of Canadian dollars)

	2003	2002
ASSETS		
Land under development (NOTE 3)	**$ 3,531**	$ 11,572
Land held for development (NOTE 4)	**7,057**	7,128
Mortgage receivable in default (NOTE 6)	**-**	5,115
Mortgages receivable (NOTE 6)	**6,256**	224
Future income taxes (NOTE 8)	**5,185**	5,683
Other assets	**93**	2
Cash and cash equivalents	**1,020**	22
Restricted cash held in trust	**1,043**	1,014
	$ 24,185	$ 30,760
LIABILITIES		
Bank loan (NOTE 9)	**-**	2,180
Accounts payable and accrued liabilities (NOTE 10)	**887**	1,953
Income taxes payable	**-**	175
Deposit on land sale	**1,056**	1,028
	1,943	5,336
SHAREHOLDERS' EQUITY		
Capital stock (NOTE 11)	**53,401**	56,964
Contributed surplus	**6,868**	6,868
Deficit	**(38,027)**	(38,408)
	22,242	25,424
	$ 24,185	$ 30,760

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

Director *Director*

STATEMENTS OF INCOME AND DEFICIT

For the years ended December 31, 2003 and 2002
(in thousands of Canadian dollars, except per share amounts)

	2003	2002
Land sales	**$ 11,765**	$ 6,607
Cost of sales	**8,299**	4,112
Provision for loss in value (NOTE 3)	**1,575**	1,561
	9,874	5,673
Gross profit	**1,891**	934
Interest and other income	**70**	333
General and administrative expenses	**(1,235)**	(1,212)
Income before income taxes	**726**	55
Income taxes provided (recovered) (NOTE 8)	**345**	(592)
Net income for the year	**381**	647
Deficit – Beginning of year	**(38,408)**	(39,055)
Deficit – End of year	**$(38,027)**	$(38,408)
Basic earnings per share	**$ 0.01**	$ 0.02

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003 and 2002
(in thousands of Canadian dollars)

	2003	2002
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Cash receipts		
Receipts from land sales closed during the year	**$ 4,848**	$ 6,607
Collection of mortgages receivable	**5,093**	-
Interest received	**54**	322
Deposit received on land sale	**702**	1,014
Cash payments		
Real estate commissions	**(385)**	-
Expenditures on land development	**(2,351)**	(5,088)
Income taxes (recovered) paid	**(20)**	57
Other payments	**(1,045)**	(1,288)
Interest paid	**(126)**	(4)
	6,770	1,620
INVESTING ACTIVITIES		
Restricted cash held in trust	**(29)**	(1,014)
Other	**-**	17
	(29)	(997)
FINANCING ACTIVITIES		
Bank loan	**(2,180)**	2,180
Redemption of capital stock (NOTE 11)	**(3,563)**	(5,345)
	(5,743)	(3,165)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**998**	(2,542)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	**22**	2,564
CASH AND CASH EQUIVALENTS – END OF YEAR	**$ 1,020**	$ 22

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002
(in thousands of Canadian dollars)

1. THE COMPANY

Jannock Properties Limited (the "company" or "Jannock Properties") was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. ("Jancor"), in exchange for 35,631,938 common shares of the company. Since the common shares of the company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the company and accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the company is an orderly disposition of the company's assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Land under development and land held for development

Land under development and land held for future development are carried at the lower of cost and net realizable value. Net realizable value represents the amount of estimated net sales proceeds, taking into account management's assumptions and projections for the development of the property and market conditions.

Capitalization of costs

The company capitalizes certain costs applicable to land under development and land held for future development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled and the company has received a down payment of a minimum 15% of the purchase price, and that is appropriate in the circumstances having regard to the financial resources of the purchaser. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

Costing of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized.

A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Environmental expenditures

The company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Use of estimates

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates that the company is required to make relate to determining the estimated cost to complete land sales, estimates of the net realizable value and current fair market values of land under and held for development and valuation allowances against future tax assets. The company's future tax assets are also dependent upon the realization of management's estimates of current fair values of property. These estimates depend upon assumptions regarding future market conditions, zoning, development costs and carrying charges. Significant changes in assumptions could result in material changes in these estimates. Actual results could also differ from those estimates.

Earnings per share

Net earnings per share have been calculated using the weighted average number of common shares and Class B common shares outstanding during the year ended December 31, 2003 of 35,631,932 (2002 – 35,631,932 common shares).

3. LAND UNDER DEVELOPMENT

	2003	2002
Land acquisition costs	**$1,553**	$ 4,680
Property taxes and interest	**863**	1,481
Development and servicing costs	**1,115**	5,411
	$3,531	$11,572

During the year, the company recorded a provision for loss in value of $1,405 (2002 – $1,367) to write down the carrying value of two parcels of land under development to their estimated net realizable values and recorded a $170 provision (2002 – $194) against other assets.

4. LAND HELD FOR DEVELOPMENT

	2003	2002
Land acquisition costs	**$ 119**	$1,319
Property taxes and interest	**1,091**	807
Pre-development expenditures	**5,847**	5,002
	$7,057	$7,128

5. CAPITALIZED COSTS

The following costs have been capitalized during the year:

	2003	2002
Property taxes	$ 621	$708
Interest	119	11
	$ 740	$719

These amounts were allocated as follows:

	2003	2002
Land under development	$ 342	$425
Land held for development	398	294
	$ 740	$719

6. MORTGAGES RECEIVABLE

a) Mortgages receivable are collateralized by land and comprise the following:

	2003	2002
Bearing interest at 7.5% and due in 2003	$ -	$224
Bearing interest at 6% and due December 29, 2005	856	-
Bearing interest at 6% and due December 28, 2005	4,182	-
Bearing interest at 6% and due May 28, 2004	1,218	-
	$6,256	$224

b) Mortgage receivable in default

At December 31, 2002, the mortgage receivable in default of $5,115 bears interest at 6%. No interest has been accrued, as the mortgagee did not make scheduled interest payments when due. The company commenced action to enforce its security under a power of sale, and the property was listed for sale. In 2003, the mortgage receivable in default was sold for proceeds of $4,900. A loss on sale of $170 was recorded by the company.

7. JANCOR COMPANIES, INC.

During the year ended December 31, 2001, the company sold its equity interests in Jancor having a $nil carrying value in exchange for an approximately 25% participation in any net proceeds to equity holders in the event Jancor is sold. No gain or loss was recognized on the sale of Jancor. Jancor is a private company for which no quoted market value is available, and it is not possible to predict what proceeds, if any, may be received in the future from the sale of this investment; accordingly, the estimated fair value of this participation right is not determinable. No value for this asset is reflected in these financial statements.

8. INCOME TAXES

The company's income tax provision (recovery) is as follows:

	2003	2002
Current	$ (153)	$ 20
Future	498	(612)
	$ 345	$ (592)

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the company's income tax expense:

	2003	2002
Income before income taxes	$ 726	$ 55
Provision for income taxes at a combined basic rate of 36.6% (2002 – 38.6%)	266	21
Increase in income taxes resulting from		
Large Corporations Tax	4	20
Change in substantively enacted income tax rates on basis differences of land and mortgages receivable	68	(642)
Other	7	9
Income tax provision (recovery)	$ 345	$ (592)

The income tax effects of temporary differences are as follows:

	2003	2002
Future income tax assets		
Tax values of land and mortgages receivable in excess of carrying amounts	$ 2,586	$ 3,817
Benefit of loss carry-forwards	2,784	1,885
Other temporary differences – net	(185)	(19)
Loss relating to Jancor Companies, Inc.	6,925	12,400
Valuation allowance	(6,925)	(12,400)
Net future income tax assets	$ 5,185	$ 5,683

At December 31, 2003, in addition to the loss relating to Jancor, the company has losses carried forward available to reduce taxable income in future years, which expire as follows:

2006	$ 108
2007	$2,906
2008	$1,953
2009	$2,739

9. BANK LOAN

The company's revolving credit facility matures in March 2005. Borrowings under this facility bear interest at prime plus 1/4% and are collateralized by certain land under and held for development and an assignment of mortgages receivable. The total operating lines available under the facility are $10,000, of which $1,361 has been drawn in connection with letters of credit (note 12) and $nil (2002 – $2,180) in term loans.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
Costs to complete land sold	$ 603	$ 1,383
Trade payables and accruals	284	570
	$ 887	$ 1,953

11. CAPITAL STOCK

On May 9, 2002, the company's capital was reorganized through amendment of the articles of the company. Pursuant to the special resolution authorizing the reorganization of the capital of the company, the authorized capital stock of the company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175

Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the company during the year.

During 2002, the company redeemed 15 of the 175 Class A special shares associated with each Class B common share aggregating 534,478,980 Class A special shares at a cost of $5,345. The redemption cost has been charged against capital stock. At December 31, 2002, there were 160 Class A special shares associated with each Class B common share outstanding.

During 2003, the company redeemed 10 of the 160 Class A special shares associated with each Class B common share aggregating 356,319,320 Class A special shares at a cost of $3,563. The redemption cost has been charged against capital stock. At December 31, 2003, there are 150 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

The following summarizes the changes in capital stock during the year:

	NUMBER OF SHARES			
	Common	Class B common	Class A special	Amount $
Issued and outstanding – December 31, 2000 and 2001	35,631,938	-	-	62,309
Purchased and cancelled during the year	(6)	-	-	-
Reorganization of capital stock	(35,631,932)	35,631,932	6,235,588,100	-
Redemption of Class A special shares	-	-	(534,478,980)	(5,345)
Issued and outstanding – December 31, 2002	-	35,631,932	5,701,109,120	56,964
Redemption of Class A special shares	-	-	(356,319,320)	(3,563)
Issued and outstanding – December 31, 2003	-	35,631,932	5,344,789,800	53,401

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The company is from time to time involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The company is not aware of any claims or potential claims that would have a material effect on the financial position of the company.

Commitments

As at December 31, 2003, letters of credit in the amount of $1,361 (2002 – $1,917) have been provided to municipalities in support of the company's obligation to complete servicing requirements in connection with various land development projects.

13. SEGMENTED INFORMATION

The company's operations are in land development in the Greater Toronto Area. Substantially all land sales made in 2003 were made to five purchasers in the amounts of $6,750, $3,450, $210, $261 and $1,070. Substantially all land sales were made to two purchasers in 2002 in the amounts of $6,200 and $390.

CORPORATE AND INVESTOR INFORMATION

BOARD OF DIRECTORS

Ian C. B. Currie
Toronto, Ontario
Chairman of the Board and President
Jannock Properties Limited
Company Director

J. Lorne Braithwaite
Toronto, Ontario
Company Director

Robert W. Korthals
Toronto, Ontario
Company Director

David P. Smith
Toronto, Ontario
Managing Partner
Enterprise Capital Management Inc.

OFFICERS OF THE COMPANY

Ian C. B. Currie
Chairman of the Board and President

Brian W. Jamieson
Chief Financial Officer and Secretary

ANNUAL MEETING
Jannock Properties Limited's Annual Meeting of Shareholders will be held on Friday, May 28, 2004 at 10:30 a.m. at:
The offices of Fraser Milner Casgrain LLP
Fraser & Beatty Rooms
39th Floor,
1 First Canadian Place,
100 King Street West, Toronto, Ontario
All shareholders are encouraged to attend.

TRANSFER AGENT
Computershare Trust Company of Canada
Shareholder Service
100 University Avenue, Toronto, ON M5J 2Y1
Tel: 1 (800) 564-6253 or (514) 982-7270
e-mail: caregistryinfo@computershare.com

SHARE LISTING (UNITS)
TSX Venture Exchange: JPL.UN
Each unit currently consists of One Class B Common share and 150 Special Class A shares

SHARES OUTSTANDING
35,631,932 Class B Common Shares

SHARE TRADING INFORMATION
(per the TSX Venture Exchange)

	HIGH	LOW	CLOSE	VOLUME (thousands)
1st Quarter 2003	**0.95**	**0.70**	**0.75**	**86**
2nd Quarter 2003	**0.90**	**0.50**	**0.63**	**167**
3rd Quarter 2003	**0.90**	**0.63**	**0.73**	**157**
4th Quarter 2003	**0.80**	**0.63**	**0.70**	**387**
1st Quarter 2002	1.15	0.98	1.10	2,060
2nd Quarter 2002	1.28	1.00	1.00	578
3rd Quarter 2002	1.25	0.90	0.98	197
4th Quarter 2002	1.10	0.75	0.80	88

INVESTOR CONTACT
Brian W. Jamieson
Chief Financial Officer and Secretary
Tel: (905) 821-4464
Fax: (905) 821-1853
e-mail: bjamie@jannockproperties.com

Jannock Properties Limited
2121 Britannia Road West, Unit 2
Streetsville, Ontario L5M 2G6

RECEIVED
2004 MAY 13 P 1:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

April 22, 2004

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the accompanying financial statements for the year ended December 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Company was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Company, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2003	2002	2001
Land sales	**$11,765**	$ 6,607	$ 5,624
Net income	**381**	647	146
Basic earnings per share	**$ 0.01**	$ 0.02	$ 0.00
Total assets	**24,185**	30,760	33,040
Cash distributions per share	**$ 0.10**	$ 0.15	$ 0.00
Net cash received from operating activities	**6,770**	1,620	3,246

Land sales of $11,765,000 in 2003 included $6,750,000 for an 11-acre parcel of land at the Cooksville site, $3,450,000 for a 73-acre industrial site in Burlington and $1,541,000 for three parcels of industrial land at the King Forest site in Burlington.

In 2002, land sales of $6,607,000 included $390,000 for the Gloucester Drive site and $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site.

Gross profit on land sales in 2003 was $1,891,000 compared with $934,000 in 2002 reflecting the margins realized on different projects. Provisions of $1,575,000 and $1,561,000 were recorded in 2003 and 2002, respectively, to reduce the carrying value of some of the properties and the amounts outstanding on a mortgage receivable that was in default to their net realizable value.

General and administrative expenses in 2003 amounted to $1,235,000 compared with $1,212,000 in 2002. Included in the expenses for 2003 is a provision of $375,000 for termination payments to be made to the former President, Mitchell Fasken, as a result of his employment agreement being concluded at June 30, 2003. In the second half of 2003, general and administrative expenses were 44% lower than in the corresponding period for 2002 reflecting actions that were taken at mid-year to reduce personnel costs and director fees.

Interest and other income was $70,000 in 2003. In 2002, interest and other income of $333,000 included a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites.

Income tax provisions in 2003 were $345,000 and included $68,000 to reflect the retiming of expected sales and the impact of the rollback of decreases in corporate income tax rates in the Province of Ontario. Income tax recoveries of $592,000 in 2002 included adjustments of approximately $642,000 to reflect the tax rates expected to be in effect when the sales of the Britannia and Burlington South sites would be recognized and to account for a one-year delay in the scheduled reductions in corporate income tax rates in the Province of Ontario.

CASH FLOWS

Cash provided by operating activities in 2003 amounted to $6,770,000 compared to $1,620,000 in 2002. Cash receipts in 2003 of $10,697,000 included $4,869,000 from the sale of the property that secured an outstanding mortgage receivable that was in default and were $2,754,000 higher than in 2002. Cash expenditures in 2003 of $3,927,000 were $2,396,000 less than in 2002 mainly due to lower spending related to the Ontario Municipal Board (OMB) hearing on the future of the Britannia site.

Cash outflows for investing purposes of $29,000 in 2003 and $997,000 in 2002 mainly related to a deposit of $1,000,000 that was being held in trust for the conditional sale of the Britannia site.

Cash outflows for financing activities in 2003 consisted of a distribution to shareholders of $3,563,000 and the repayment of bank loans of $2,180,000. In 2002, cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 less proceeds from bank loans of $2,180,000.

BRITANNIA SITE

In February 2004, the Company received a ruling from the OMB, which denied its application to have the 221-acre Britannia Road property in Mississauga zoned for residential, office and institutional uses. Following this ruling, the Company received notice from Mattamy Development Corporation (Mattamy) terminating an agreement for Mattamy to acquire the Britannia Road site for $28 million due to the Company's inability to meet specified zoning conditions. A deposit of $1 million, that was received from Mattamy at the time the agreement was made, will be repaid.

The Company is currently assessing the market value of the property as an industrial site in order to find the best way of realizing value for shareholders.

JANCOR COMPANIES, INC. (JANCOR)

The Company sold its equity interests in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to approximately 25% of any net proceeds after repayment of senior debt if and when the equity holders decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Unaudited 2003 results for Jancor show earnings before interest, taxes, depreciation and amortization (EBITDA) was slightly higher than the US$25 million achieved in the previous two years. In 2004, however, EBITDA at Jancor is expected to decrease due to lower shipments of vinyl windows and an expected increase in raw material costs. Unaudited senior debt obligations at Jancor at the end of 2003 were approximately US$17 million.

These results indicate that Jancor may produce some value for Jannock Properties in the future. The majority owners have indicated that they have no immediate intention of seeking a buyer for Jancor. It is, therefore, not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future capital gains for Jannock Properties is uncertain and, accordingly, the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

OUTLOOK

The Company is moving ahead to liquidate its remaining real estate as quickly as possible.

- A 48 acre block of land in Milton was sold in April 2004 for $3.1 million of which $0.6 million was cash with the balance being a vendor mortgage which is due in 2007.
- As described in the BRITANNIA SITE section, the Company is currently assessing the market value of this property as industrial land in order to find the best way to realize its value.
- The remaining properties consist of some industrial land in Burlington and some rural land in Milton and are being actively marketed by real estate brokers.

It is not possible to predict the amount and timing of revenues that may be generated from sales of any of these properties nor whether down payments will be sufficient for them to be recorded as sales when agreements are completed.

General and administrative expenses are expected to be significantly lower in 2004 than in 2003 owing to the full year effect of the cost reduction actions that were taken in mid-2003.

Depending on earnings, future tax payments will be reduced by an amount equivalent to the future income tax asset carried on the balance sheet. This asset represents the excess of asset tax values over accounting book values and loss carry-forwards at the tax rates expected to be in effect when these differences reverse.

Cash expenditures on properties will be dependent upon the future plans for the Britannia site.

FINANCIAL POSITION

Total assets at December 31, 2003 were $24,185,000 compared with $30,760,000 at December 31, 2002. Cash and cash equivalents increased by $998,000 due to operating cash flows of $6,770,000 less a distribution to shareholders of $3,563,000 and repayment of bank loans of $2,180,000. Land under development decreased by $8,041,000 primarily due to the cost of land sales that was recorded during the year and to reductions in carrying values to net realizable values. Land held for development decreased by $71,000 with spending on the Britannia site being offset by the transfer of a property to land under development. Future income taxes decreased by $498,000 largely due to the impact of sales that occurred during the year.

At December 31, 2003, total vendor take-back mortgage loans that were held by the Company amounted to $6,336,000 (December 31, 2002 – $5,419,000) and consisted of:

a) $6,256,000 (December 31, 2002 – $5,339,000) that was carried as receivables on the balance sheet. The land securing a mortgage receivable that was in default at December 31, 2002 was sold for $4,900,000 cash in 2003.

b) $80,000 (December 31, 2002 – $80,000) that was not carried as a receivable on the Company's balance sheet, relating to a sales agreement where the deposits received to date were less than 15%. The associated costs relating to this transaction were included in land under development.

The current status of the Company's real estate inventory is:

Municipality	Site	Saleable Acres	Current status
Mississauga	Britannia	221	Options being reviewed
Burlington	*King Forest*	25	*Being marketed*
Milton	Rural	301	Being marketed

Liabilities at December 31, 2003 were $1,943,000 compared with $5,336,000 at December 31, 2002. The decrease was mainly due to the repayment of bank loans of $2,180,000 and a reduction of $1,066,000 in accounts payable and accrued liabilities. The costs expected to be incurred on land that has been sold decreased by $780,000.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

	2003	Q1	Q2	Q3	Q4
Land sales		**$ 7**	**$ -**	**$5,435**	**$6,323**
Net income/(loss)		**(158)**	**(968)**	**341**	**1,166**
Basic earnings/(loss) per share		**$ (0.00)**	**$(0.03)**	**$ 0.01**	**$ 0.03**
Net cash received/(spent) on operating activities		**(1,107)**	**(1,057)**	**8,152**	**782**

	2002	Q1	Q2	Q3	Q4
Land sales		$6,202	$ 390	$ -	$ 15
Net income/(loss)		1,423	312	(210)	(878)
Basic earnings/(loss) per share		$ 0.04	$ 0.01	$ (0.01)	$ (0.02)
Net cash received/(spent) on operating activities		4,834	379	(1,423)	(2,170)

LIQUIDITY AND CAPITAL RESOURCES

Jannock Properties has a revolving credit facility of $10,000,000 that expires in March 2005. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities at various sites and is secured by certain land and an assignment of mortgages receivable. The only current usage of the revolving credit facility is for outstanding letters of credit of $1,181,000. Jannock Properties believes that the credit facility is adequate to finance the Company's operations.

DISTRIBUTIONS

Distributions to shareholders amounted to $3,563,000, equivalent to ten cents per share, in 2003 and $5,345,000, equivalent to fifteen cents per share, in 2002. Cash receipts from future land sales and collection of outstanding mortgages receivable will determine the timing and amount of future distributions.

CAPITAL REORGANIZATION

On May 9, 2002, the Company's capital was reorganized by a Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

During 2003, the Company redeemed 10 of the Class A special shares associated with each of the Class B common shares aggregating 356,319,320 shares at a cost of $3,563,000. In 2002, the Company redeemed 15 of the Class A special shares associated with each of the Class B common shares aggregating 534,478,980 shares at a cost of $5,345,000. The redemption costs have been charged against share capital. There are 150 Class A special shares associated with each Class B common share after these redemptions.

RISKS AND UNCERTAINTIES

The unfavourable decision from the OMB on the Company's application to rezone the Britannia site has materially reduced the market value of this property and consequently the value of the Company.

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners. See discussion in JANCOR COMPANIES, INC. section.

The value and profitability of the Company's real estate operations are affected by many factors including general economic conditions, local real estate markets, favourable zoning and demand for these types of properties within their particular market area. Jannock Properties attempts to minimize these risks by coordinating the development of its sites with the needs of the municipalities, the builders and future homeowners.

Mortgages receivable held by the Company are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in remediating its McFarren and Cooksville sites. At this time, the Company believes that it will be able to address the environmental issues that have been identified at each of its remaining sites. These liabilities are not expected to have a material effect on the financial position of the Company.

ADDITIONAL INFORMATION RELATING TO THE COMPANY

During the year ended December 31, 2003, the Company did not implement any new accounting policies and did not have any transactions with related parties.

At December 31, 2003, the only off-balance sheet transactions were letters of credit of $1,361,000 that were then issued in support of development expenditures, which are accrued or budgeted in the development costs.

The Company filed an Annual Information Form (AIF) for the year ended December 31, 2002, which is available on SEDAR at www.sedar.com. The Company expects to file the AIF for the year ended December 31, 2003 in May 2004.

FINANCIAL RESULTS

MANAGEMENT'S RESPONSIBILITY

The accompanying financial statements are the responsibility of management and have been prepared in accordance with the accounting policies set out in the notes to the financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions that are not yet complete. Management is of the opinion that the financial statements are in accordance with Canadian generally accepted accounting principles.

Management maintains accounting systems and internal controls to provide reasonable assurance that assets are safeguarded and financial records are reliable.

The Audit Committee of the Board consists of all members of the Board of Directors excluding management and reviews accounting issues, internal controls, auditing matters and the annual financial statements with management and the auditors.

PricewaterhouseCoopers LLP have been engaged to examine the financial statements of the Company and to provide an independent opinion. Their report is presented with the financial statements.

BRIAN W. JAMIESON
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Jannock Properties Limited

We have audited the balance sheets of Jannock Properties Limited as at December 31, 2003 and 2002 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Mississauga, Ontario, February 6, 2004

BALANCE SHEETS

As at December 31, 2003 and 2002
(in thousands of Canadian dollars)

	2003	2002
ASSETS		
Land under development (NOTE 3)	**$ 3,531**	$ 11,572
Land held for development (NOTE 4)	**7,057**	7,128
Mortgage receivable in default (NOTE 6)	**-**	5,115
Mortgages receivable (NOTE 6)	**6,256**	224
Future income taxes (NOTE 8)	**5,185**	5,683
Other assets	**93**	2
Cash and cash equivalents	**1,020**	22
Restricted cash held in trust	**1,043**	1,014
	$ 24,185	$ 30,760
LIABILITIES		
Bank loan (NOTE 9)	**-**	2,180
Accounts payable and accrued liabilities (NOTE 10)	**887**	1,953
Income taxes payable	**-**	175
Deposit on land sale	**1,056**	1,028
	1,943	5,336
SHAREHOLDERS' EQUITY		
Capital stock (NOTE 11)	**53,401**	56,964
Contributed surplus	**6,868**	6,868
Deficit	**(38,027)**	(38,408)
	22,242	25,424
	$ 24,185	$ 30,760

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

Director *Director*

STATEMENTS OF INCOME AND DEFICIT

For the years ended December 31, 2003 and 2002

(in thousands of Canadian dollars, except per share amounts)

	2003	2002
Land sales	$ 11,765	$ 6,607
Cost of sales	8,299	4,112
Provision for loss in value (NOTE 3)	1,575	1,561
	9,874	5,673
Gross profit	1,891	934
Interest and other income	70	333
General and administrative expenses	(1,235)	(1,212)
Income before income taxes	726	55
Income taxes provided (recovered) (NOTE 8)	345	(592)
Net income for the year	381	647
Deficit – Beginning of year	(38,408)	(39,055)
Deficit – End of year	$(38,027)	$(38,408)
Basic earnings per share	$ 0.01	$ 0.02

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003 and 2002
(in thousands of Canadian dollars)

	2003	2002
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Cash receipts		
Receipts from land sales closed during the year	**$ 4,848**	$ 6,607
Collection of mortgages receivable	**5,093**	-
Interest received	**54**	322
Deposit received on land sale	**702**	1,014
Cash payments		
Real estate commissions	**(385)**	-
Expenditures on land development	**(2,351)**	(5,088)
Income taxes (recovered) paid	**(20)**	57
Other payments	**(1,045)**	(1,288)
Interest paid	**(126)**	(4)
	6,770	1,620
INVESTING ACTIVITIES		
Restricted cash held in trust	**(29)**	(1,014)
Other	**-**	17
	(29)	(997)
FINANCING ACTIVITIES		
Bank loan	**(2,180)**	2,180
Redemption of capital stock (NOTE 11)	**(3,563)**	(5,345)
	(5,743)	(3,165)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**998**	(2,542)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	**22**	2,564
CASH AND CASH EQUIVALENTS – END OF YEAR	**$ 1,020**	$ 22

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002
(in thousands of Canadian dollars)

1. THE COMPANY

Jannock Properties Limited (the "company" or "Jannock Properties") was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. ("Jancor"), in exchange for 35,631,938 common shares of the company. Since the common shares of the company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the company and accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the company is an orderly disposition of the company's assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Land under development and land held for development

Land under development and land held for future development are carried at the lower of cost and net realizable value. Net realizable value represents the amount of estimated net sales proceeds, taking into account management's assumptions and projections for the development of the property and market conditions.

Capitalization of costs

The company capitalizes certain costs applicable to land under development and land held for future development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled and the company has received a down payment of a minimum 15% of the purchase price, and that is appropriate in the circumstances having regard to the financial resources of the purchaser. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

Costing of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized.

A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Environmental expenditures

The company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Use of estimates

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates that the company is required to make relate to determining the estimated cost to complete land sales, estimates of the net realizable value and current fair market values of land under and held for development and valuation allowances against future tax assets. The company's future tax assets are also dependent upon the realization of management's estimates of current fair values of property. These estimates depend upon assumptions regarding future market conditions, zoning, development costs and carrying charges. Significant changes in assumptions could result in material changes in these estimates. Actual results could also differ from those estimates.

Earnings per share

Net earnings per share have been calculated using the weighted average number of common shares and Class B common shares outstanding during the year ended December 31, 2003 of 35,631,932 (2002 – 35,631,932 common shares).

3. LAND UNDER DEVELOPMENT

	2003	2002
Land acquisition costs	**$1,553**	$ 4,680
Property taxes and interest	**863**	1,481
Development and servicing costs	**1,115**	5,411
	$3,531	$11,572

During the year, the company recorded a provision for loss in value of $1,405 (2002 – $1,367) to write down the carrying value of two parcels of land under development to their estimated net realizable values and recorded a $170 provision (2002 – $194) against other assets.

4. LAND HELD FOR DEVELOPMENT

	2003	2002
Land acquisition costs	**$ 119**	$1,319
Property taxes and interest	**1,091**	807
Pre-development expenditures	**5,847**	5,002
	$7,057	$7,128

5. CAPITALIZED COSTS

The following costs have been capitalized during the year:

	2003	2002
Property taxes	$ 621	$708
Interest	119	11
	$ 740	$719

These amounts were allocated as follows:

	2003	2002
Land under development	$ 342	$425
Land held for development	398	294
	$ 740	$719

6. MORTGAGES RECEIVABLE

a) Mortgages receivable are collateralized by land and comprise the following:

	2003	2002
Bearing interest at 7.5% and due in 2003	$ -	$224
Bearing interest at 6% and due December 29, 2005	856	-
Bearing interest at 6% and due December 28, 2005	4,182	-
Bearing interest at 6% and due May 28, 2004	1,218	-
	$6,256	$224

b) Mortgage receivable in default

At December 31, 2002, the mortgage receivable in default of $5,115 bears interest at 6%. No interest has been accrued, as the mortgagee did not make scheduled interest payments when due. The company commenced action to enforce its security under a power of sale, and the property was listed for sale. In 2003, the mortgage receivable in default was sold for proceeds of $4,900. A loss on sale of $170 was recorded by the company.

7. JANCOR COMPANIES, INC.

During the year ended December 31, 2001, the company sold its equity interests in Jancor having a $nil carrying value in exchange for an approximately 25% participation in any net proceeds to equity holders in the event Jancor is sold. No gain or loss was recognized on the sale of Jancor. Jancor is a private company for which no quoted market value is available, and it is not possible to predict what proceeds, if any, may be received in the future from the sale of this investment; accordingly, the estimated fair value of this participation right is not determinable. No value for this asset is reflected in these financial statements.

8. INCOME TAXES

The company's income tax provision (recovery) is as follows:

	2003	2002
Current	$ (153)	$ 20
Future	498	(612)
	$ 345	$ (592)

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the company's income tax expense:

	2003	2002
Income before income taxes	$ 726	$ 55
Provision for income taxes at a combined basic rate of 36.6% (2002 – 38.6%)	266	21
Increase in income taxes resulting from		
Large Corporations Tax	4	20
Change in substantively enacted income tax rates on basis differences of land and mortgages receivable	68	(642)
Other	7	9
Income tax provision (recovery)	$ 345	$ (592)

The income tax effects of temporary differences are as follows:

	2003	2002
Future income tax assets		
Tax values of land and mortgages receivable in excess of carrying amounts	$ 2,586	$ 3,817
Benefit of loss carry-forwards	2,784	1,885
Other temporary differences – net	(185)	(19)
Loss relating to Jancor Companies, Inc.	6,925	12,400
Valuation allowance	(6,925)	(12,400)
Net future income tax assets	$ 5,185	$ 5,683

At December 31, 2003, in addition to the loss relating to Jancor, the company has losses carried forward available to reduce taxable income in future years, which expire as follows:

2006	$ 108
2007	$2,906
2008	$1,953
2009	$2,739

9. BANK LOAN

The company's revolving credit facility matures in March 2005. Borrowings under this facility bear interest at prime plus 1/4% and are collateralized by certain land under and held for development and an assignment of mortgages receivable. The total operating lines available under the facility are $10,000, of which $1,361 has been drawn in connection with letters of credit (note 12) and $nil (2002 – $2,180) in term loans.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
Costs to complete land sold	$ 603	$ 1,383
Trade payables and accruals	284	570
	$ 887	$ 1,953

11. CAPITAL STOCK

On May 9, 2002, the company's capital was reorganized through amendment of the articles of the company. Pursuant to the special resolution authorizing the reorganization of the capital of the company, the authorized capital stock of the company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175

Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the company during the year.

During 2002, the company redeemed 15 of the 175 Class A special shares associated with each Class B common share aggregating 534,478,980 Class A special shares at a cost of $5,345. The redemption cost has been charged against capital stock. At December 31, 2002, there were 160 Class A special shares associated with each Class B common share outstanding.

During 2003, the company redeemed 10 of the 160 Class A special shares associated with each Class B common share aggregating 356,319,320 Class A special shares at a cost of $3,563. The redemption cost has been charged against capital stock. At December 31, 2003, there are 150 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

The following summarizes the changes in capital stock during the year:

	NUMBER OF SHARES			
	Common	Class B common	Class A special	Amount $
Issued and outstanding – December 31, 2000 and 2001	35,631,938	-	-	62,309
Purchased and cancelled during the year	(6)	-	-	-
Reorganization of capital stock	(35,631,932)	35,631,932	6,235,588,100	-
Redemption of Class A special shares	-	-	(534,478,980)	(5,345)
Issued and outstanding – December 31, 2002	-	35,631,932	5,701,109,120	56,964
Redemption of Class A special shares	-	-	(356,319,320)	(3,563)
Issued and outstanding – December 31, 2003	-	35,631,932	5,344,789,800	53,401

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The company is from time to time involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The company is not aware of any claims or potential claims that would have a material effect on the financial position of the company.

Commitments

As at December 31, 2003, letters of credit in the amount of $1,361 (2002 – $1,917) have been provided to municipalities in support of the company's obligation to complete servicing requirements in connection with various land development projects.

13. SEGMENTED INFORMATION

The company's operations are in land development in the Greater Toronto Area. Substantially all land sales made in 2003 were made to five purchasers in the amounts of $6,750, $3,450, $210, $261 and $1,070. Substantially all land sales were made to two purchasers in 2002 in the amounts of $6,200 and $390.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Jannock Properties Limited

Financial Year Ending, used in calculating the participation fee: December 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		35,631,932	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.73	
Market value of class or series	=	$26,011,310	____(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			____(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			____(B)
(Repeat for each class or series of corporate debt or preferred shares)			____(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$26,011,310
Total fee payable in accordance with Appendix A of the Rule			$2,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			____
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			____

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

JANNOCK PROPERTIES LIMITED

RECEIVED
2004 MAY 13 P 1: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL MEETING OF CLASS B COMMON SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the Class B common shareholders of JANNOCK PROPERTIES LIMITED (the "Corporation") will be held at the offices of Fraser Milner Casgrain LLP in the Fraser & Beatty Rooms on the 39th Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on Friday, the 28th day of May, 2004 at the hour of 10:30 o'clock in the morning (Toronto time), for the following purposes:

1. To receive the balance sheet of the Corporation as at December 31, 2003 and the statements of operations and deficit and cash flows for the year then ended together with the reports of the directors and auditors thereon.

2. To appoint auditors.

3. To authorize the directors to fix the remuneration of such auditors.

4. To elect directors.

5. To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Mississauga, Ontario this 19th day of April, 2004.

BY ORDER OF THE BOARD

Signed,

Brian W. Jamieson
Chief Financial Officer and Secretary

NOTE: If you are unable to be personally present at the Meeting, kindly date, complete, sign and return the enclosed form of proxy in the envelope provided for that purpose. A signed proxy must be delivered by postal or other delivery to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's executive office at 2121 Britannia Road West, Unit 2, Mississauga, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, or by depositing it with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

JANNOCK PROPERTIES LIMITED

PROXY

ANNUAL MEETING OF CLASS B COMMON SHAREHOLDERS

The undersigned holder of Class B common shares (the "Common Shares") of Jannock Properties Limited (the "Corporation") hereby appoints Ian C. B. Currie of Toronto, Ontario, or failing him, J. Lorne Braithwaite of Thornhill, Ontario, or failing him, Robert W. Korthals of Toronto, Ontario, or .... as the proxyholder of the undersigned to attend, vote and act for and on behalf of the undersigned at **the annual meeting (the "Meeting") of the Class B common shareholders of the Corporation to be held on the 28th day of May, 2004**, and at any adjournment or adjournments thereof, and grants to the proxyholder all powers which the undersigned could exercise if personally present. The said proxyholder is specifically directed to vote or withhold from voting the Common Shares of the undersigned in the following manner:

In respect of the appointment of auditors of the Corporation:

TO VOTE ☐ TO WITHHOLD FROM VOTING ☐

In respect of the authorization of the directors to fix the remuneration of the auditors:

TO VOTE ☐ TO WITHHOLD FROM VOTING ☐

In respect of the election of directors:

TO VOTE ☐ TO WITHHOLD FROM VOTING ☐

The Common Shares represented by this proxy will be voted or withheld from voting in accordance with the foregoing directions on any ballot that may be called for. **If a shareholder does not specify that the Common Shares are to be withheld from voting with respect to the appointment of auditors and/or the authorization of the directors to fix the remuneration of such auditors and/or the election of directors, such Common Shares will be voted, on any ballot that may be called for, in respect of such matters.**

If any amendments or variations to matters identified in the Notice of Annual Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers on the proxyholder authority to vote on such amendments or variations or such other matters according to the discretion of the proxyholder. This proxy revokes any other proxy previously given.

DATED this ________ day of _____________, 2004.

Signature of the Shareholder ____
(if corporate shareholder, indicate title)

NOTES:

1. **A shareholder has the right to appoint as his or her proxyholder a person (who need not be a shareholder) to attend and to act on his or her behalf at the Meeting other than those persons designated.** A shareholder may do so by inserting the name of such person in the blank space provided and striking out the other names or by completing another proper form of proxy. Properly executed forms of proxy must be delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's executive office at 2121 Britannia Road West, Unit 2, Mississauga, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting or any adjournment or adjournments thereof, or by depositing them with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof. A proxy appointing a proxyholder to attend and act at the Meeting ceases to be valid one year from its date.

2. This form of proxy must be dated and signed: (i) in writing or by electronic signature by the shareholder or his or her attorney authorized by a document that is signed in writing or by electronic signature; or (ii) if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

3. If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the Corporation to the shareholder.

4. If it is desired that the Common Shares represented by this proxy are to be withheld from voting with respect to the appointment of auditors and/or the authorization of the directors to fix the remuneration of such auditors and/or the election of directors, the appropriate boxes providing for withholding from voting should be marked with an X or a tick (✓).

5. **This proxy is solicited by or on behalf of the management of the Corporation.**

6. **This proxy is for use at the Meeting of the Class B common shareholders of the Corporation to be held on May 28, 2004, and at any adjournment or adjournments thereof.**

Computershare

Investor Services

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

May 5, 2004

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
TSX Venture Exchange

Dear Sirs:

Subject: Jannock Properties Limited

We confirm that the following English materials were sent by pre-paid mail on May 4, 2004, to the registered shareholders of Class B Common shares of the subject Corporation:

1. Notice of Annual Meeting of Class B Common Shareholders
2. Management Information Circular
3. Proxy
4. 2003 Annual Report including Audited Annual Financial Statements
5. Return Envelope

We further confirm that copies of the above-mentioned materials, together with Supplemental Mail List Cards, were sent by courier on May 4, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Mariano Salvador
Assistant Account Manager
Stock Transfer Services
(416) 263-9529
(416) 981-9800 Fax

RECEIVED
2004 MAY 13 P 1:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

JANNOCK PROPERTIES LIMITED

MANAGEMENT INFORMATION CIRCULAR

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of JANNOCK PROPERTIES LIMITED (the "Corporation") for use at the annual meeting (the "Meeting") of the Class B common shareholders of the Corporation to be held at the offices of Fraser Milner Casgrain LLP in the Fraser & Beatty Rooms on the 39th Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on Friday, the 28th day of May, 2004 at the hour of 10:30 o'clock in the morning (Toronto time) and at any adjournment or adjournments thereof for the purposes set forth in the notice of annual meeting, a copy of which accompanies this management information circular (the "Notice of Meeting").

PROXIES

THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the cost of such solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but regular employees of the Corporation may also solicit proxies by telephone or in person.

A shareholder has the right to appoint as his or her proxyholder a person (who need not be a shareholder), other than the persons designated in the form of proxy accompanying this circular, to attend and to act on his or her behalf at the Meeting. A shareholder may do so by inserting the name of such person in the blank space provided in the proxy and striking out the other names or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's executive office at 2121 Britannia Road West, Unit 2, Mississauga, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, or by depositing it with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

A shareholder executing the enclosed form of proxy has the right to revoke it under section 110(4) of the *Business Corporations Act* (Ontario) (the "Act"). A shareholder may revoke a proxy by: (i) depositing an instrument in writing executed by him or her or by his or her attorney authorized by a document that is signed in writing or by electronic signature; (ii) by transmitting, by telephonic or electronic means, a revocation that is signed by electronic signature; or (iii) in any other manner permitted by law. The instrument or the revocation must be received: (i) at the registered office of the Corporation at 1 First Canadian Place, 100 King Street West, Suite 4200, Toronto, Ontario, M5X 1B2 attention: Corporate Secretary, Jannock Properties Limited (or by fax at (416) 863-4592), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used; or (ii) by the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

The Class B common shares of the Corporation (the "Common Shares") represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE APPOINTMENT OF AUDITORS AND/OR THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS AND/OR THE ELECTION OF DIRECTORS, SUCH COMMON SHARES WILL BE VOTED IN RESPECT OF SUCH MATTERS.**

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters properly come before the Meeting or any adjournment or adjournments thereof, the enclosed form of proxy confers authority to vote on such amendments or variations or such other matters according to the discretion of the proxyholder. Management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

In many cases, Common Shares beneficially owned by a shareholder (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares, such as, banks, trust companies, securities dealers or brokers and trustees; or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this management information circular, the proxies and the Corporation's 2003 annual report (which includes the management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive the Meeting Materials. Non-Registered Holders that have not waived the right to receive Meeting Materials will either: (a) be given a proxy; or (b) more typically, be given a request for voting instructions. The purpose of these documents is to permit Non-Registered Holders to direct the voting of Common Shares that they beneficially own. If a Non-Registered Holder receives either a proxy or a request for voting instructions and wishes to attend and vote at the Meeting in person, the Non-Registered Holder should insert the name of the Non-Registered Holder in the space provided on the proxy or the request for voting instructions to appoint himself or herself as proxyholder and return same in the envelope provided. A Non-Registered Holder should not otherwise complete the proxy or the request for voting instructions as such Non-Registered Holder's vote will be taken at the Meeting. If a Non-Registered Holder is to vote at the Meeting, they should register with the Corporation's transfer agent upon arriving at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only class of shares entitled to vote at the Meeting. As at the date hereof, 35,631,932 Common Shares are outstanding, each carrying the right to one vote per share at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to the issued and outstanding Common Shares as at the date hereof are the following:

Name of Holder	Number of Common Shares	Percentage of Outstanding Common Shares
Burgundy Asset Management Ltd.	4,456,000	12.51%
Mackenzie Financial Corporation	4,022,950	11.29%
Enterprise Capital Management Inc.	4,559,604	12.80%

The Corporation has been advised that Mackenzie Financial Corporation and Enterprise Capital Management Inc. each hold the above-noted Common Shares in various accounts or funds managed by them and that the Common Shares are owned in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Corporation.

As at the date hereof, CDS is the registered owner of 30,093,743 Common Shares, which represents approximately 84.46% of the outstanding Common Shares. The directors and senior officers of the Corporation understand that CDS is a nominee but, except as set out above, are not aware whether any person or corporation on whose behalf such shares are held beneficially owns or exercises control or direction over more than 10% of the voting rights attached to the issued and outstanding Common Shares.

The record date for the determination of shareholders entitled to receive notice of the Meeting is the close of business on April 19, 2004 (the "Record Date"). In accordance with the provisions of the Act, the Corporation will prepare a list of holders of Common Shares as of the Record Date not later than 10 days after the Record Date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting except to the extent that: (a) the shareholder has transferred any of his or her Common Shares after the Record Date; and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares; and demands not later than 10 days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of one director and a maximum of 20 directors. As a public company, however, the Corporation is legally required to have not fewer than three directors. The precise number of directors of the Corporation within the minimum/maximum range has been fixed by the directors at four.

The following are the names of the persons who are proposed as nominees for election as directors of the Corporation: Ian C. B. Currie, J. Lorne Braithwaite, Robert W. Korthals and David P. Smith. The term of office of each person elected as a director of the Corporation will be until the next annual meeting of the shareholders of the Corporation or until his successor is elected or appointed.

Unless authority to vote is withheld, the persons named in the enclosed form of proxy intend to vote in favour of the election to the board of directors of the nominees whose names are mentioned above. Management does not contemplate that any of such nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for another nominee as management may recommend unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting in the election of directors.

INFORMATION CONCERNING DIRECTORS

Name and Office	Present Principal Occupation	Year First Became a Director	Approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised as at the date hereof
IAN C.B. CURRIE Chairman of the Board, President and Director *Toronto, Ontario*	Chairman of the Board and President of the Corporation	2000	35,977
J. LORNE BRAITHWAITE Director *Thornhill, Ontario*	Company Director and Venture Capital Investor	2000	18,349
ROBERT W. KORTHALS Director *Toronto, Ontario*	Business Consultant and Company Director	2000	14,457
DAVID P. SMITH Director *Toronto, Ontario*	Managing Partner, Enterprise Capital Management Inc.(1)	2000	63,252

NOTES:

(1) Funds managed by Enterprise Capital Management Inc. own 4,559,604 Common Shares, representing approximately 12.80% of the outstanding Common Shares.

The Corporation is required to have an Audit Committee. The members of the Audit Committee are Robert W. Korthals (Chairman), J. Lorne Braithwaite and David P. Smith. The Corporation does not have a Compensation Committee or an Executive Committee.

During the year ended December 31, 2003, the board of directors of the Corporation met on five occasions, and the audit committee met on four occasions. With the exception of Robert W. Korthals, each member of the board of directors and each member of the audit committee attended each of the meetings of the board of directors and the audit committee, as applicable.

Robert W. Korthals attended at three of five meetings of the board of directors and three of four meetings of the audit committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The former President and the Chief Financial Officer and Secretary are the only two officers of the Corporation whose total salary and bonus exceeded $100,000 for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 in respect of services rendered to the Corporation.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)		
IAN C.B. CURRIE[2] Chairman of the Board and President	2003 2002 2001	49,000 58,000 57,000	- - -	- - -	- - -	- - -
BRIAN W. JAMIESON[3] Chief Financial Officer and Secretary	2003 2002 2001	100,313 126,875 151,136	- - -	- - -	- - -	- - -
D. MITCHELL FASKEN[4] Former President	2003 2002 2001	146,693 212,180 206,000	71,698 - 84,307	5,326 9,778 9,700	- - -	381,750 13,500 13,500

NOTES:

(1) Bonuses earned in respect of any given financial year are determined and paid in the following year. The table reflects bonuses in the year earned.

(2) Ian C.B. Currie was appointed as the President of the Corporation effective as of July 1, 2003. The annual compensation shown for Mr. Currie in respect of the 2003 financial year includes: (i) compensation received for his service as a director and Chairman of the Board of the Corporation during the year; and (ii) compensation received following July 1, 2003 for his service as President of the Corporation. The annual compensation shown for Mr. Currie in respect of the 2002 and 2001 financial years includes compensation received for his services as a director and Chairman of the Board of the Corporation.

(3) The annual compensation shown for Brian W. Jamieson in respect of the 2003, 2002 and 2001 financial years represents fees received by Mr. Jamieson for his service as the Chief Financial Officer and Secretary of the Corporation pursuant to an executive services contract, as more fully described below.

(4) D. Mitchell Fasken resigned as the President of the Corporation and as a director of the Corporation effective as of June 30, 2003 pursuant to an executive services contract, as more fully described below. The annual compensation shown for Mr. Fasken in respect of the 2003 financial year includes: (i) salary earned prior to June 30, 2003 for his service as the President of the Corporation; and (ii) compensation received for consulting services rendered by Mr. Fasken to the Corporation following June 30, 2003. The compensation shown for Mr. Fasken in respect of the 2003 financial year under the heading "All Other

Compensation" includes a $375,000 termination payment in respect of Mr. Fasken's resignation as the President of the Corporation. Mr. Fasken was not compensated for his service as a director of the Corporation.

Long Term Incentive Plan Awards

The Corporation did not provide any long-term incentive plan awards to its executive officers during the 2003 financial year.

Options and SARs

The Corporation has not at any time granted any options to purchase securities of the Corporation or awarded any stock appreciation rights.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has not implemented a defined benefit plan or an actuarial plan.

Employment Contracts

The Corporation has entered into a contract dated July 1, 2003 with D. Mitchell Fasken's holding company, Kimshaw Holdings Limited for the executives services of Mr. Fasken (the "Fasken Agreement"). The Fasken Agreement provides that Mr. Fasken shall provide consulting services to the Corporation on a contract basis for an initial term commencing on July 1, 2003 and can be terminated by either party on 30 days notice. The Fasken Agreement provides that Mr. Fasken is entitled to a contract fee of $1,250 per day.

The Corporation has also entered into an executive services contract with Brian W. Jamieson dated March 10, 2000 and amended on November 30, 2000 (the "Jamieson Agreement"). The Jamieson Agreement provides that Mr. Jamieson shall serve as Chief Financial Officer and Secretary of the Corporation on a contract basis. The Jamieson Agreement has no fixed term. The Jamieson Agreement provides that Mr. Jamieson is entitled to a contract fee of $1,250 per day. If the Corporation terminates Mr. Jamieson's engagement without cause (including as a result of the reorganization of the Corporation or the sale of its assets or business), Mr. Jamieson is entitled to receive three months' notice or, at the Corporation's option, an amount equal to the contract fee paid or payable to Mr. Jamieson in the three month period preceding the date of termination. Mr. Jamieson has the right, at any time after September 15, 2000, to terminate his engagement on reasonable notice to the Corporation, in which case he is entitled to receive his contract fee pro-rated to the date of termination based on the three month period preceding the date of termination. Pursuant to a letter agreement dated December 17, 2003, all services provided to the Corporation under the Jamieson Agreement may be provided by Mr. Jamieson's holding company, 1594493 Ontario Limited effective November 1, 2003.

Composition of the Compensation Committee

The Corporation does not have a compensation committee separate from the board of directors. The board of directors is responsible for compensation matters.

Report on Executive Compensation

No executive officer of the Corporation performs his duties in respect of the Corporation on a full-time basis. Therefore, the Corporation has not implemented a compensation policy for any of its executive officers.

Performance Chart

Reproduced below is a graph which illustrates the Corporation's relative performance on a total return to the shareholder basis for the period from March 10, 2000 (the date upon which the Common Shares of the Corporation were first publicly traded) to December 31, 2003. The Corporation's performance is compared to the CDNX Index prior to December 31, 2001 and to the S&P/TSX Venture Composite Index from and after December 31, 2001.


March 10, 2000 to December 31, 2003
Total Shareholder Return
Jannock Properties Limited compared with
CDNX Index and the S&P/TSX Venture Composite Index, as applicable
Index Value %
160
150
140
130
120
110
100
90
80
70
60
10-Mar-00
Dec-00
Dec-01
Dec-02
Dec-03
As at last trading day of each year from March 10, 2000
to December 31, 2003
Jannock Properties Limited
CDNX or S&P/TSX Venture Composite

NOTE: The CDNX Index and the S&P/TSX Venture Composite Index do not account for the reinvestment of any dividends or other distributions made to shareholders.

COMPENSATION OF DIRECTORS

Effective July 31, 2003, the Chairman of the Board and President of the Corporation is paid an annual fee of $40,000. Each of the other directors of the Corporation is paid an annual fee of $6,000 for their services as directors as well as a fee of $1,000 for attendance at each meeting of the board of directors or of a committee of the board of directors. Mr. Fasken was not compensated for his duties as a director of the Corporation.

This executive compensation report is submitted on behalf of the board of directors of the Corporation.

(Signed) IAN C.B. CURRIE (Signed) J. LORNE BRAITHWAITE

(Signed) DAVID P. SMITH (Signed) ROBERT W. KORTHALS

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the date hereof, the Corporation does not have any compensation plans under which equity securities of the Corporation are authorized for issuance.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation is currently indebted to the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Corporation, or any director of the Corporation, or any associate or affiliate of any insider or director has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the directors and senior officers of and consultants to the Corporation.

INSURANCE

The Corporation has purchased directors' and officers' liability insurance to cover the personal liability of directors and officers and to cover the losses incurred by the Corporation as a result of indemnifying its directors and officers during the period from March 9, 2004 to March 9, 2005. An annual premium of $59,400 was paid by the Corporation for such insurance. Coverage for claims made under the insurance policy are limited to $5 million per policy year and $5 million per loss. The policy contains a $100,000 deductible in respect of any claim made by the Corporation. There is no deductible payable in respect of any claim made by a director or officer of the Corporation.

APPOINTMENT OF AUDITOR

The present auditor of the Corporation is PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP was first appointed as the auditor of the Corporation on January 25, 2000. It is intended that a resolution will be presented to the Meeting to reappoint PricewaterhouseCoopers LLP as the auditor of the Corporation at such remuneration as may be fixed by the directors.

ADDITIONAL INFORMATION

Additional Information relating to the issuer may be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation's comparative financial statements and management discussion and analysis for its most recently completed financial year. Copies of the Corporation's comparative financial statements and management discussion and analysis may be obtained by a holder of shares of the Corporation, without charge, by writing to the Secretary of the Corporation.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to holders of Common Shares of the Corporation, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental and regulatory agencies have been approved by the directors of the Corporation.

DATED as of the 19th day of April, 2004.

Signed,

Brian W. Jamieson,
Chief Financial Officer and Secretary